December 28, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street Northeast
Washington, DC 20549

Attn:	Patrick Gilmore, Accounting Branch Chief

Re:      Allot Communications Ltd.

Dear Mr. Gilmore:

On behalf of our client, Allot Communications Ltd., an Israeli company (the “Company”), please find set forth below for review by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s responses to the Staff’s comment letter dated December 11, 2012 (the “Comment Letter”) with respect to the above-referenced filings of the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For ease of reference, each comment contained in the Comment Letter is printed below in bold text and is followed by the Company’s response. The information included herein has been provided to us by management of the Company.

Form 20-F for the Fiscal Year Ended December 31, 2011

Information on Allot

Business Overview

Channel Partners, page 23

1. Your disclosure indicates that “[a] significant portion” of your sales occur through your channel partners. Please advise and clarify in future filings what the term “significant portion” means. Further, your Form 20-F states that your agreements with channel partners are usually for a one-year term and can be terminated by either party after expiration of the initial term. Please clarify whether you have any material agreements with your channel partners other than as described and if so whether you are substantially dependent upon any of the agreements for purposes of filing them as exhibits pursuant to Instruction 4(b)(ii) as to exhibits to Form 20-F.

Securities and Exchange Commission
December 28, 2012

Response:

Approximately one half of the Company’s revenues in 2011 were derived from direct sales and approximately one half from sales made to channel partners. The Company’s channel partners consist of systems integrators and OEMs that resell to large and medium size operators and distributors that sell to smaller operators and to enterprises, often through an additional reseller. The Company confirms that it will disclose this breakdown in its next Form 20-F filing for the 2012 fiscal year.

The Company informs the Staff that no individual channel partner accounted for more than 7% of the Company’s total revenues in 2011 and the Company does not currently expect that any individual channel partner will account for more than that amount in 2012. Accordingly, the Company confirms that it is not party to any agreement with a channel partner upon which it is substantially dependent and that requires filing pursuant to Instruction 4(b)(ii) referenced above.

Principal Accountant Fees and Services, page 73

2. Please describe for us the nature of the audit-related due diligence investigation services and the fees related to government incentives, outlining the specific services provided by your principal accountant as well as management’s involvement. Please refer to Rule 2- 01(c) of Regulation S-X and PCAOB ET Section 101-3.

Response:

With respect to the due diligence investigation services, in connection with a potential acquisition that was being considered by the Company, the Company’s auditors rendered services to the Company in three areas:

(1) The auditors reviewed the assessments made by management of the Company with respect to the impact of the potential acquisition on the Company’s financial statements, including the accounting implications, as well as the potential filing obligations with the Securities and Exchange Commission.

(2) The auditors assisted management of the Company in assessing the impact on the potential acquisition on the Company’s funding from the Israeli Office of the Chief Scientist.

(3) The final area with which the auditors assisted management of the Company was with respect to the tax implications of the potential acquisition.

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Securities and Exchange Commission
December 28, 2012

With respect to non-tax government incentives, the Company’s auditors reviewed the application and submissions made by the Company to the Israeli Office of the Chief Scientist in order to receive grants for the Company’s research and development activities. Management is ultimately responsible for these submissions. The auditors (1) ensure that the submissions are in compliance with the applicable guidelines, which include numerous technical requirements, (2) attend the Company’s meetings with the government representatives at which the Company presents facts related to the project; no voting on the incentives takes place at such meetings, and (3) review the Company’s incentive approvals and ensure that the Company is compliant with filing requirements.

The Company considered each of these services in advance and each was pre-approved by the Company’s audit committee and provided pursuant to a separate engagement letter. The Company notes that none of these services is a prohibited non-audit service pursuant to Rule 2-01(c) of Regulation S-X or within PCAOB ET Section 101-3. Furthermore, with respect to the due diligence services, Section 101-3 expressly permits an auditor to “Assist in analyzing the effects of proposed transactions including providing advice to a client during negotiations with potential buyers, sellers, or capital sources.” In each case, the Company’s Chief Financial Officer was responsible for overseeing the services provided. With respect to assistance in preparing the Company’s submissions to the Office of the Chief Scientist, the Company considered whether the services would impair the auditors’ ability to act independently, including whether the auditors would be performing management functions or making management decisions. The Company’s audit committee and the auditors concluded that no such concerns would be raised. Finally, the Chief Financial Officer, to the extent necessary, evaluated the adequacy of the services and the findings, and accepted responsibility with respect to the results of the services. The Company maintains its own internal controls with respect to each of the above-listed items.

Consolidated Financial Statements

Note 2: Significant Accounting Policies

l. Revenue recognition, page F-18

3. In your disclosure on page F-19 regarding the adoption of the guidance of ASU 2009-14, you conclude that the company is out of the scope of Subtopic 985-605. Please tell us what consideration was given to clarifying the treatment of software add-on components, such as ServiceProtector.

Response:

The Company’s traffic management devices consist of the Allot Service Gateway Platform and the NetEnforcer. These devices provide traffic prioritization and quality of service optimization, as well as other functionalities, such as security threat blocking, media caching, and real-time and offline usage-based charging. The devices include a hardware component that is manufactured to Allot’s specifications and that has embedded software capabilities. The hardware cannot be used without the software and the software cannot be run on any other vendor’s hardware. A customer may purchase the Company’s traffic management device with the basic capabilities of traffic prioritization and quality of service optimization. In addition, the customer may choose to purchase additional capabilities/ functionality to be included in the traffic management device as described below.

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Securities and Exchange Commission
December 28, 2012

The value added services as described on page 22 of the Form 20-F are the Service Protector, MediaSwift and WebSafe. These value added services are provided as “add-on components” to the traffic management devices. Customers generally purchase the add-on component with their initial purchase of the traffic management device. The add-on components are comprised of software and non-software elements that are integrated into the traffic management devices.

The add-on components consist of additional software elements that are embedded on a hardware appliance or a blade that is integrated into the traffic management device or already embedded in the Company’s basic traffic management device.

Upon the adoption of the guidance of ASU 2009-14, the Company considered whether these add-on components were out of the scope of Subtopic 985-605. As described above, the add-on components consist of both a hardware and a software component that together deliver the essential functionality of the add-on component and are integrated into the Company’ traffic management devices. The software of the add-on component cannot function without the related hardware blade/appliance which is integrated into the traffic management device. The software of the add-on component is not capable of operating on the hardware of another vendor. The add-on components function together with the tangible products (traffic management devices) to deliver the product’s essential functionality. Accordingly, the Company concluded that the add-on components are out of the scope of Subtopic 985-605.

4. We note your disclosure that the company provides a provision for product returns and stock rotation. We further note your disclosure on page 11 that if you “encounter significant product problems, [you] could experience, among other things, loss of major customers, cancellation of product orders, increased costs, delay in recognizing revenues and damage to [y]our reputation.” Please tell us what consideration was given to disclosing performance-, cancellation-, termination-, and refund-type provisions related to your multiple-element arrangements. Tell us what consideration was given to describing the impact of such provisions on your revenue recognition. Please refer to ASC 605-25-50-2.

Response:

The Company generally does not grant a right of return to its customers. However, the Company has granted a small number of its distributors “stock rotation rights” with respect to 10% - 20% of the dollar value of purchases made in the previous quarter. In such instances, the Company recorded a provision for stock rotation returns. The provision for stock rotation rights as of December 31, 2011 and 2010 was de minimus. In addition, from time to time, the Company has agreed to accept product returns from its customers. In accordance with ASC 605, “Revenue Recognition”, the Company records a provision for product returns at the time product revenues are recognized based on the Company’s experience with historical returns and credits in the previous three years. The Company’s provision for returns is insignificant and has represented approximately one percent of revenues recognized for the years ended December 31, 2011 and 2010 ($729,000 and $726,000 as of December 31, 2011 and 2010, respectively).

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Securities and Exchange Commission
December 28, 2012

The Company’s multiple element arrangements generally do not include cancellation, termination for convenience or refund type provisions. Certain multiple element arrangements may include performance obligations, such as installation and integration services of our products to the customer’s network and operating system. In multiple element arrangements that include the performance of services, product sales are recognized when no significant performance obligations remain. In instances whereby the services provided in a multiple element arrangement are considered essential to the functionality of the product and payment of the product is contingent upon performance of the services, the sales of the products and services would be considered one unit of accounting.

The Company has attached in Annex A revised disclosure that it proposes to include in its revenue recognition policy note for its next Form 20-F filing for the 2012 fiscal year. The text is marked against the most recent Form 20-F.

5. Your disclosure regarding multiple-element arrangements addresses determination of selling price for maintenance and support, but it does not clearly address determination of selling price for product sales or other services such as installation and training. Please tell us what consideration was given to providing a discussion of the significant factors, inputs, assumptions, and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for all significant deliverables. Please refer to ASC 605-25-50-2.

Response:

The selling price for products was determined based on the estimated selling price, since neither VSOE or TPE was available. The estimated selling price was determined by reviewing historical transactions and considering other multiple factors, including historical and anticipated margins on product; the selling price and gross profit margin for similar products; geographies and market trends; and the Company’s existing pricing policies.

The selling price for maintenance and support services was determined based on the estimated selling price by reviewing historical transactions and considering other multiple factors, including the selling price for similar products; geographies and market trends; and the Company’s existing pricing policies.

The Company’s significant deliverables are products and maintenance and support services. At times, the Company provides professional services, such as installation services and training. The estimated selling price for professional services and training was determined based on fixed daily billing rates that are consistent with historical transactions and current pricing policies for the sale of such elements. Installation and training services comprise an insignificant portion of a customer order and represented less than 3% of the Company’s revenues for the year ended December 31, 2011. Accordingly, these elements were not deemed to be significant deliverables that require additional disclosure as referred to in ASC 605-25-50-2.

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Securities and Exchange Commission
December 28, 2012

The Company has attached in Annex A revised disclosure that it proposes to include in its revenue recognition policy note for its next Form 20-F filing for the 2012 fiscal year in order to further clarify its determination of the estimated selling price for its products. The text is marked against the disclosure in the most recent Form 20-F.

6. While your disclosure addresses the basic revenue recognition criteria related to product sales, it is not clear when delivery typically occurs and when the related revenues are typically recognized. We note your disclosure on page 8 that “revenues from individual customers may fluctuate from time to time based on the timing and the terms under which further orders are received and the duration of the delivery and implementation of such orders.” Please tell us what consideration was given to disclosing the general timing of delivery or performance of service and the general timing of revenue recognition for product sales. Please refer to ASC 605-25-50-2.

Response:

All of the Company’s multiple-element arrangements consist of the sale of the product and maintenance and support services. At times, the Company’s arrangements may also include professional services, such as installation services or training.

Delivery of the Company’s products occurs upon transfer of title and risk of loss to the customer. In multiple element arrangements, revenues from products will be deferred in instances where product payment is contingent upon performance of installation or other service obligations. In instances where final acceptance of the product or service is specified by the customer, revenue is deferred until all acceptance criteria is met.

Maintenance and support service for the product is recognized ratably over the service period, and other services upon the completion of installation or professional services provided. In instances whereby the services provided in a multiple element arrangement are considered essential to the functionality of the product and payment of the product is contingent upon performance of the services, the sales of the products and services would be considered one unit of accounting.

In order to further clarify the disclosure on page 8, it should be noted that the Company’s customers’ orders are binding. The fulfillment of orders may impact revenue recognition if the Company is unable to deliver the products as of the balance sheet date. In addition, as noted above, revenue recognition may also be impacted if there are performance obligations with respect to the products delivered that are not completed as of balance sheet date.

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Securities and Exchange Commission
December 28, 2012

The Company has attached in Annex A the revised disclosure that it proposes to include in its revenue recognition policy note for its next Form 20-F filing for the 2012 fiscal year. The text is marked against the most recent Form 20-F.

Note 13: Taxes on Income, page F-38

7. We note that the “exchange rate differences and others” line item in the rate reconciliation on page F-41 has had a significant impact on the company’s resultant income tax expenses (benefit), particularly for the year ended December 31, 2011. Please tell us what consideration was given to explaining the nature of the line item and why it was so significant in 2011 in your financial statement footnote and/or the discussion of operating results in your Operating and Financial Review and Prospects disclosure.

Response:

The line item in the rate reconciliation of “Exchange rate differences and others” includes exchange rate differences due to differences in the basis of measurement for financial reporting purposes and tax return purposes. This resulted from the fact that the Israeli tax return of Allot Communications Ltd. is prepared in, and the income is taxed based on, New Israeli Shekels (NIS) as required by local law. In 2011, the NIS appreciated by 8% against the U.S. dollar, resulting in higher taxes due of $1,521 thousand.

In addition, the line item “Exchange rate differences and others” included the increase in the valuation allowance directly corresponding to an increase in deferred tax assets of $5,419 thousand in 2011 that was included in line item “Losses and temporary differences, net, in respect of which no deferred taxes were recorded (e.g., a valuation allowance was recorded against deferred taxes). The increase in the deferred tax asset and corresponding increase in the valuation allowance of $5,419 thousand should have been presented on a net basis in the same line item. The increase in the gross deferred tax assets before the valuation allowance was mainly due to an increase in Israeli corporate tax rates in 2012 and subsequent years.

It should be noted that the above adjustments to the reconciliation of the tax rate do not impact the Company’s income tax expense, as the Company recorded a full valuation allowance on substantially all of its the deferred tax assets for the reported periods. In addition, the increase in the deferred tax asset and corresponding valuation allowance of $5,419 thousand in 2011 did not have any impact on the theoretical to actual tax expenses reconciliation in the reported periods. Furthermore, as a result of the above-referenced change, the impact of “Exchange rate differences” is significantly smaller. The Company notes that it has included disclosure on the impact of exchange rate fluctuations on its results of operations in the risk factor on page 15 titled “Our international operations expose us to the risk of fluctuations in currency exchange rates” and under ITEM 11: Quantitative and Qualitative Disclosures About Market Risk on page 71. Accordingly, the Company does not believe it is helpful to the reader to add a discussion of the above adjustments in the Operating and Financial Review and Prospects disclosure.

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Securities and Exchange Commission
December 28, 2012

The Company has attached in Annex B the revised theoretical to actual tax reconciliation for the year ended December 31, 2011 that it proposes to include in Note 13(f) to the financial statements for its next Form 20-F filing for the 2012 fiscal year marked to show the changes from the most recent Form 20-F.

Form 6-K filed October 30, 2012

Exhibit 99.1 Press Release Announcing Financial Results Dated October 30, 2012

8. We note that in your narrative summary discussion of results, you disclose the increase in non-GAAP revenues. Please tell us what consideration you have given to also disclosing GAAP revenues in your interim earnings releases. Please refer to Item 100(a) of Regulation G.

Response:

The Company confirms to that Staff that in its future public disclosures it will accompany any presentation of non-GAAP revenues with a presentation of GAAP revenues.

Table 3, Consolidated Statements of Operations on a Non-GAAP Basis

9. We believe the non-GAAP consolidated statements of operations columnar format may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K. Please also refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:

The Company confirms to the Staff that it will remove Table 3 (and other equivalent presentations of its non-GAAP financial data) from its future public disclosures.

* * *

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Securities and Exchange Commission
December 28, 2012

Please do not hesitate to contact Colin Diamond at (212) 819-8754 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP.
White & Case LLP

cc:	Nachum Falek, Chief Financial Officer, Allot Communications Ltd. Itamar Rosen, General Counsel, Allot Communications Ltd.

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Annex A

l. Revenue recognition

The Company generates revenues mainly from the sale of hardware and software products along with related maintenance and support services. At times, these arrangements may also include professional services, such as installation services or training. The Company generally sells its products through resellers, distributors, OEMs and system integrators, all of whom are considered end-customers from the Company's perspective.

Revenues from product sales are recognized when persuasive evidence of an agreement exists, ~~delivery of the product has occurred,~~title and risk of loss have transferred and no significant performance obligations ~~with regard to implementation~~ remain, product payment is not contingent upon performance of installation or service obligations, the fee is fixed or determinable and collectability is probable. In instances where final acceptance of the product or service is specified by the customer, revenue recognition is deferred until all acceptance criteria have been met.

Maintenance and support related revenues included in multiple element arrangements are deferred and recognized on a straight-line basis over the term of the applicable maintenance and support agreement.

Other services are recognized upon the completion of installation or when the respective service is provided. In instances whereby the services provided in a multiple element arrangement are considered essential to the functionality of the product and payment of the product is contingent upon performance of the services, the sales of the products and services would be considered one unit of accounting.

Deferred revenues are classified as short and long term and recognized as revenues at the time respective elements are provided.

Under historical accounting principles, the Company was required to account for sales of its products in accordance with ASC 985-605. ASC 985-605 generally required revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative objective fair value of the elements. Accordingly, revenues were allocated to the different elements in the arrangement under "the residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with a customer, the Company deferred revenues for the VSOE of its undelivered elements (maintenance and support) and recognized revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (hardware and software products).

In October 2009, the FASB issued ASU 2009-14, "Certain Arrangements That Include Software Elements, (amendments to ASC Topic 985, Software)" (ASU 2009-14), which changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and nonsoftware components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue guidance in Subtopic 985-605 of the Codification. Accordingly, the Company is out of the scope of Subtopic 985-605. For 2011 and future periods, pursuant to the guidance of ASU 2009-13, "Multiple-Deliverable Revenue Arrangements, (amendments to ASC Topic 605, Revenue Recognition)" (ASU 2009-13) and ASU 2009-14, when a sales arrangement contains multiple elements, such as products and services, the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on VSOE if available, third party evidence (‘‘TPE’’) if VSOE is not available, or estimated selling price (‘‘ESP’’) if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy.

The selling price for products was determined based on the estimated selling price, as neither VSOE nor TPE was available. The estimated selling price was determined by reviewing historical transactions and considering multiple other factors, including but not limited to, pricing practices including discounting, margin objectives, and competition.

As of January 1, 2011, the Company changed its pricing policy in respect of ~~sales~~the sale of maintenance and support in new, multiple element arrangements. For the ~~product and~~ maintenance and support under the new pricing policy, the Company determined the ESP in multiple-element arrangements ~~for an individual element~~ based on reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices including discounting~~, margin objectives,~~ and competition.

The Company adopted these standards on January 1, 2011 on a prospective basis for new and materially modified arrangements originating after January 1, 2011; the effect of the adoption of the new standard on the financial results of the Company for the year ended December 31, 2011, was immaterial.

The Company provides a provision for product returns and stock rotation based on its experience with historical sales returns, stock rotations and other known factors.

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Annex B

f.	A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expenses is as follows:

Year Ended December 31, 2011
Income (loss) before taxes on income	$ 8,754
Theoretical tax expense (benefit) computed at the Israeli statutory tax rate (24%, 25% and 26% for the years 2011, 2010 and 2009, respectively)	2,101
Losses and temporary differences, net, in respect of which ~~a valuation allowance was~~no deferred taxes were recorded	~~1,091~~(4,328)
Taxes with respect to prior years	(84)
Change in expense associated with tax positions for current year	—
Impairment (recording) of withholding tax asset	221
Non-deductible expenses and other	~~42~~(27)
Non-deductible share-based compensation expenses	541
Exchange rate differences ~~and others~~ 	~~(3,967)~~1,521
Actual tax expenses (benefit)	$ (55)